Commission File No. 1-8944
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Alpha Natural Resources, Inc.
Commission File No. 1-32423

Control Share Acquisition Presentation Cleveland-Cliffs Inc

Cleveland-Cliffs Overview

Source: Company data, FactSet Business overview Overview of Cleveland-Cliffs Founded in 1847, Cleveland-Cliffs is an international mining company, the largest producer of iron ore pellets in North America and a supplier of metallurgical coal to the global steelmaking industry Cliffs operates six iron ore mines and three coking coal mines Cliffs also owns 85% of Portman Limited, a large iron ore mining company in Australia, 30% of the Amapa Iron Ore Project, an iron ore project in Brazil and 45% of the Sonoma Coal Project, an Australian coking and thermal coal project Cliffs has been executing on an expansion strategy to capitalize on the increasing demand for steelmaking raw materials in the U.S. and around the world Cliffs has a strong track record of creating shareholder value, evidenced by its share price performance over the last three years On July 16, 2008 Cliffs and Alpha Natural Resources announced an agreement whereby Cliffs will acquire Alpha for cash and stock, creating one of the largest US mining and natural resources companies

Cleveland-Cliffs Inc Strategic Imperatives Growth and Diversification Shareholder Returns Global Execution Operational Excellence Growth and Diversification Revenue Growth Product Diversification Geographic Growth Operational Excellence Safety Technical Competencies Operating Efficiencies Global Execution Competencies of the Firm Outlook of Personnel Global Scalability Shareholder Returns Shareholder Value Risk Management "Earning the Right to Grow"

Pro forma Cliffs Managed 0.45 U.S. Steel 0.24 Irone Ore Company of Canada 0.16 Arcelor Mittal 0.15 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Source: Company data 1 Ownership is comprised of Quebec Catier Mining Company 11% and Minorca 4% Business Overview North America's largest supplier of iron ore pellets Virtually 100% of production is committed under long-term contracts Customer base includes nearly all US based, integrated steel producers North American Iron Ore mines currently have a rated capacity of 36.5 million tons of iron ore pellet production annually (~25 million equity tons) North American Iron Ore Segment Cliffs Managed 45% North America Pellet Producers U.S. Steel 24% Iron Ore Company of Canada 16% Arcelor Mittal1 15% Hibbing Taconite United Taconite Northshore Mining Empire Mine Tilden Mine Wabush Mine Geographic Overview

Pro forma Cliffs 0.09 Alpha Natural Resources 0.21 Massey Energy 0.18 Walter Resources 0.11 Peabody Energy 0.1 CONSOL 0.07 United Coal Corp. 0.06 Arch Coal 0.04 Foundation Coal 0.03 Sun Coke 0.02 All Others 0.09 Slice 15 Slice 16 Source: Company data Business Overview Domestic producer of high-quality, low-volatility metallurgical coal with significant production sold to international markets Three underground mines including the Pinnacle Complex in West Virginia and the Oak Grove in Alabama Expected to produce 4 million short tons in 2008 Positioned near rail or barge lines providing access to international shipping ports North American Coal Segment Alpha Natural Resources 21% US Metallurgical Coal Producers Geographic Overview Oak Grove Mine Pinnacle Complex Pinnacle Mine Green Ridge Mine Massey Energy 18% Walter Resources 11% Patriot Coal 10% Cliffs 9% CONSOL 7% United Coal Corp. 6% Arch Coal 4% Foundation Coal 3% Sun Coke 2% All others 9%

Pro forma China 0.8 Japan 0.2 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Source: Company data Business Overview Comprised of an 85.2% interest in Portman, an Australian iron ore mining company Portman's operations are in Western Australia: Koolyanobbing mine (100% owned) and Cockatoo Island Joint Venture (50% owned) Portman serves the Asian iron ore markets with direct- shipping fines and lump ore 2007 production: 8.4 million tonnes 2008 production: Approx. 8 million tonnes Over 90 million tonnes of reserves Asia-Pacific Iron Ore Segment China 76% Customer Overview Geographic Overview Portman Koolyanobbing Portman Cockatoo Island Japan 24%

Source: Company data 1 Excluding its 0.7 million tonne share of Cockatoo Island Business Overview 30% ownership of the Amapa Project 70% owned by Anglo American Consists of a significant iron ore deposit, a 192-kilometer railway connecting mine to port, and 71 hectares of real estate for loading terminal Majority of production committed under long-term supply agreement with operator of an iron oxide pelletizing plant in Bahrain Project est. to produce 6.5 million tonnes annually beginning in 2009 Amapa Project Reserves Overview Geographic Overview Amapa Project

Source: Company data Business Overview 45% economic interest Located in Queensland 2008 est. production: 2 million tonnes 2009 est. production: 3-4 million tonnes Approx. 27 million tonnes of reserves Roughly equal mix of hard coking and thermal coal Supply agreements in pace with JFE, China Steel (met) and a Korean utility (thermal) Moves by rail to the Abbot Point Bulk Coal Terminal for export Cliffs' total investment: $132 million Sonoma Project Geographic Overview Sonoma

History of Successful and Well-Timed Strategic Actions Cleveland-Cliffs share price performance ($) Source: FactSet, company data. Adjusted for 2-for-1 stock split on May 16, 2008 March 31, 2005 Acquires 68.7% of Portman for $372mm April 19, 2005 Raises stake in Portman to 80.4% for $62mm March 5, 2007 Acquires 30% interest in Amapa Project for $133mm April 18, 2007 Invests $120mm in Sonoma Coal Project September 1, 2006 Joe Carrabba named President and CEO of Cleveland-Cliffs +783% CAGR: 85% Date CLF Lump Fines Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 1/3/2005 12.63 1/4/2005 12.29 1/5/2005 11.97 1/6/2005 12.49 1/7/2005 12.78 1/10/2005 13.06 1/11/2005 12.71 12.71 1/12/2005 12.6 1/13/2005 12.88 1/14/2005 13.41 1/17/2005 13.41 1/18/2005 13.33 1/19/2005 13.61 1/20/2005 13.97 1/21/2005 15.1 1/24/2005 15.5 1/25/2005 15.71 1/26/2005 15.5 1/27/2005 16.13 1/28/2005 15.83 1/31/2005 16.37 2/1/2005 16.45 2/2/2005 16.63 2/3/2005 16.48 2/4/2005 16.62 2/7/2005 16.85 2/8/2005 16.75 2/9/2005 16.16 2/10/2005 16.62 2/11/2005 17.03 2/14/2005 16.85 2/15/2005 17 2/16/2005 17.74 2/17/2005 16.38 2/18/2005 16.99 2/21/2005 16.99 2/22/2005 17.3 2/23/2005 17.74 2/24/2005 18.72 2/25/2005 19.24 2/28/2005 20.09 3/1/2005 19.69 3/2/2005 20.07 3/3/2005 20.7 3/4/2005 21.55 3/7/2005 20.69 3/8/2005 19.63 3/9/2005 18.34 3/10/2005 17.65 3/11/2005 18.49 3/14/2005 18.31 3/15/2005 18.4 3/16/2005 17.94 3/17/2005 19.05 3/18/2005 19.02 3/21/2005 19.71 3/22/2005 20.21 3/23/2005 19.57 3/24/2005 19.31 3/25/2005 19.31 3/28/2005 18.64 3/29/2005 18 3/30/2005 17.7 3/31/2005 18.22 18.22 4/1/2005 18.3 4/4/2005 18.54 4/5/2005 18.24 4/6/2005 17.98 4/7/2005 18.02 4/8/2005 17.33 4/11/2005 17.01 4/12/2005 17.32 4/13/2005 16.32 4/14/2005 15.21 4/15/2005 14.31 4/18/2005 15.36 4/19/2005 16.22 16.22 4/20/2005 15.62 4/21/2005 15.98 4/22/2005 15.99 4/25/2005 16.25 4/26/2005 16.06 4/27/2005 15.18 4/28/2005 14.35 4/29/2005 14.5 5/2/2005 14.63 5/3/2005 14.5 5/4/2005 15.13 5/5/2005 15.2 5/6/2005 15.63 5/9/2005 15.76 5/10/2005 14.8 5/11/2005 14.56 5/12/2005 13.42 5/13/2005 13.15 5/16/2005 13.26 5/17/2005 13.56 5/18/2005 14.3 5/19/2005 13.78 Portman Ltd Acquisition January 11, 2005^ Launched all-cash offer for Portman Ltd, a Western Australia-based iron ore producer & a key supplier to Chinese and Japanese steel producers By April 2005, Cleveland-Cliffs had acquired 80.4% of Portman for A$3.85 per share Current share price of A$17.50 represents an increase of 355% PinnOak Resources Acquisition July 31, 2007^ Acquired PinnOak Resources, a US-based met coal producer with operations in West Virginia & Alabama Acquisition cost of $610mm plus earnout Key supplier of metallurgical coal to the US and global steel industry

Source: Company data, FactSet Cliffs Strategic Path Current Operations Organic Growth Acquisitions Corporate Goals A Leading North American Mining Company Top 5 Mining Industry Player Diversified Portfolio of Global Mining Assets Investments to Support Risk, Diversification, Growth & Sustainability Objectives North America Iron North America Coal NA Renewafuel Asia Pacific Latin America Latin America Growth Asia Pacific Growth Renewafuel Growth NA Coal Growth NA Iron Growth M&A / Development Maintain Current Operational Base Stretch Current Operations through Organic Growth Strategic Acquisitions to Achieve Corporate Goals Cleveland-Cliffs' Corporate Objectives Will Be Reached through the Successful Execution of Business Segment Organic Growth Plans & Strategic Acquisitions

M&A/Development Path 2008 Base 2008 Base Organic Growth M&A / Development Today 2013 Base Organic Growth M&A / Development 5 Years 2008 Base 2008 Base Organic Growth External Growth Today 2013 Base External Growth 5 Years 5-10 Years Individual Organic Growth Plans from Each Business Segment Structured Business Development Processes used to target and evaluate external growth opportunities toward Corporate Strategic Goals Base Operations provide foundation and cash for Strategic Growth Plan External Growth Goals are defined as Corporate Goal less what can be achieved from Base Businesses and Organic Growth

Control Share Acquisition

Highlights from acquiring person statement Control Share Acquisition Proposal Harbinger seeks Cliffs' shareholder vote to approve acquiring shares that could bring its total voting stake to over 20%, but less than 33.3% Proposes to acquire additional shares in one or more open market transactions and/or block trades (i.e. no premium) Proposed time period is within 360 days following shareholder approval of Harbinger's proposal

Board Recommendation Cliffs Board recommends shareholders vote AGAINST the control share acquisition proposal Disproportional Influence over Corporate Policy and the Cliffs' Strategic Plan - A significant, yet minority, shareholder, such as Harbinger, influencing corporate policy and the Cleveland-Cliffs' strategic plan may only benefit that shareholder Effective Control/Blocking Position with no "Change in Control" Premium - By acquiring more than one-fifth but less than one-third of Cliffs outstanding voting securities, Harbinger would obtain effective control over prospective change of control or major acquisitions, divestitures or other strategic transactions involving Cliffs Potential Consequences to Proposed Transaction with Alpha - Authorization of the Control Share Acquisition would permit Harbinger to increase its ownership and its ability to influence the outcome of the vote on the merger with Alpha Possible Impact on Future Strategic Transactions - Shareholders could be prevented from participating in any future strategic transactions involving Cliffs, including a sale of Cliffs or a significant part of its assets or capital stock, as well as acquisitions or mergers requiring shareholder approval, if Harbinger opposes such a transaction

History with Harbinger

Cliffs Corporate Governance The full board of directors is elected annually and controlled by a supermajority of independent outsiders - All Board members independent with the exception of the Chairman/CEO - The Audit Committee is comprised solely of independent outside directors Cliffs does not have a poison pill in place Shareholders have cumulative voting rights in director elections A simple majority vote of shareholders is required to amend the charter or bylaws Shareholders may call special meetings Executives and Directors are subject to stock ownership guidelines All stock-based incentive plans have been approved by shareholders

Risk Mitigation Cliffs has a long history of successfully mitigating risk in its operations In North American Iron Ore (over 75% of 2007 revenues), virtually all equity productions is under long-term contract: - Weighted average term: 8 years - Annual price adjustments based of formulas, containing the following: - International benchmark pellet prices - Factors related to steel prices - Factors reflecting Cliffs' input costs - Contracts include contractual based increases/decreases, lag-year adjustments, price and volume caps/floors Moody's on Cliffs' long-term North American Iron Ore contracts: "... Cliffs' long term iron ore contracts, which consist of formulaic annual resets and are structured to minimize pricing volatility, especially to the downside,..."

Risk Mitigation (cont.) Strong contingency planning around potential production disruptions including geologic anomalies, labor disputes or work stoppages, etc. Acquisition of Alpha would provide further diversification of coal mine portfolio and revenues outside of steelmaking through exposure to long-term thermal coal contracts Equity/Cash structure of Alpha deal mitigates share value risk, helps ensure Cliffs shareholders do not overpay Alpha deal diversifies risk around coal operations with Alpha's multiple international markets and broad customer base

In early 2000, Cliffs Board determined the strategy of growth & diversification was the best way to create shareholder value. Since then, Cliffs effected a number of strategic transactions: Portman, Sonoma, Amapa and PinnOak Throughout 2007 and 2008, Cliffs, along with its financial and legal advisors, examined a number of opportunities to enhance shareholder value, and explored strategic transactions with multiple potential parties both as a buyer and a seller On July 15, 2008, after thorough review of a number of options, the boards of both Alpha and Cliffs concluded that the merger of the two companies was in the best interests of Alpha and Cliffs shareholders Rigorous Pursuit of Value Creation

Cliffs' Board has demonstrated that it is open minded and committed to enhancing shareholder value Cliffs' Board and management have a proven track record of successful acquisitions that have led to substantial value creation Cliffs' Board unanimously recommends that shareholders vote against the control share acquisition proposal to preserve their opportunity to have a say in future transactions - It is not in the best interests of ALL shareholders for a single investor to effectively control a company's strategic direction - Voting AGAINST the Control Share Acquisition preserves the right of All shareholders' votes to count in the Alpha Merger vote - Harbinger is offering no "Control Premium" for effective control Conclusion

Appendix: Alpha Merger Information

Overview: Cleveland-Cliffs ("CLF") to acquire 100% of Alpha Natural Resources ("ANR") for cash and stock Purchase Price: Equity purchase price of approximately $10 billion1 Premium: Based on Cliffs' closing price on July 15, 2008, Alpha stockholders would receive a premium of 35% Consideration: Alpha stockholders would receive 0.95 Cleveland-Cliffs common shares plus $22.23 in cash for each share of Alpha stock they owned Ownership: Upon completion of the transaction, Alpha stockholders would own approximately 40% of the combined company, and Cliffs shareholders would own approximately 60% percent on a fully-diluted basis Key Conditions: The transaction is subject to approval by Cliffs and Alpha shareholders, as well as the satisfaction of customary closing conditions and regulatory approvals Timing: The transaction is expected to close by the end of 2008 Merger with Alpha - Transaction Summary 1 Based on Cliff's closing price on July 15, 2008

Largest US met coal supplier Strong management team with 20+ years of industry experience Supply/demand metrics in coal market Unique blending and coal optimization capabilities drive meaningful synergy potential: Expected to realize at least $200 million beginning in 2010 Meaningfully increases exposure to export market given infrastructure and sales network Well diversified production profile with 8 business units and met/steam sales mix Strategic Rationale

Pro forma 2008 revenue of $6.5 billion Pro forma 2008 EBITDA estimate of ~$1.9bn, increasing to ~$4.7bn in 2009E Strong free cash flow generation Pro forma leverage (Debt/2008E EBITDA) of estimated ~1.4X Enhanced credit profile with ratings agencies (investment grade from S&P and Moody's) Financial Rationale

Pro forma Empire 10 Tilden 252 Hibbing Taconite 145 Northshore 313 United Taconite 149 Wabush 39 Koolyanobbing 95 Cockatoo 0.5 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Source: Company data Overview World-wide Iron Ore Revenue ($ millions) Reserves by asset (12/31/2007) World-wide Iron Ore Sales volume (millions of tons) Column 1 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2005 27.2 2006 27.8 2007 30.4 2008E 33.286 2009E 32.945 Total Revenue Column 3 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2005 1739.5 2006 1921.7 2007 2189.6 2008E 2967 2009E 3787 North America's largest supplier of iron ore pellets Almost 100% of production is committed under long- term contracts Customer base includes nearly all US based integrated steel producers Asia-Pacific segment gives CNR key access to some of the world's fastest growing steel markets Cliffs Natural Resources Iron Ore Business Total: 1,004 mm tons Portman 10% Empire 1% United Taconite 15% Northshore 31% Hibbing 14% Tilden 25% Wabush 4%

Pro forma North America 0.7265 Asia-Pacific 0.2735 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Pro forma North America 0.7431 Asia-Pacific 0.2569 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Map of Iron Ore Assets Revenue by region ($ billions) $3.0 billion $3.8 billion 2008E 2009E Amapa Project CNR Latin America Portman Koolyanobbing Portman Cockatoo Island CNR Asia Pacific Asia-Pacific 27% North America 73% Asia-Pacific 26% North America 74% Hibbing Taconite United Taconite Northshore Mining Empire Mine Tilden Mine CNR North America Wabush Mine Source: Company data

Source: Company data Overview World-wide Coal Revenue (S million) Reserves by asset (12/31/2007) World-wide Coal Production (millions of tons) Column 1 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2005 20.6 2006 24.7 2007 25.5 2008E 30.045 2009E 35.4815645 Pro forma Virginia 195.8 W. Virginia 346.3 Pennsylvania 70.1 Kentucky 164.1 Alabama 91.1 Australia 48 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Column 1 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2005 1413 2006 1688 2007 1724 2008E 2941 2009E 5495 Cliffs Natural Resources produces both steam and metallurgical coal Reserve base contains some of the highest quality metallurgical coal in the world Experienced in coal blending which allows sales volume to increase without boost to mine output Coal is sold in both domestic and export markets Cliffs Natural Resources Coal Business 915 mm tons Australia 5% Alabama 10% Kentucky 18% Pennsylvania 8% Virginia 21% W. Virginia 38%

Pro forma North America 0.9558 Asia-Pacific 0.0442 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Map of Coal Assets Pro forma North America 0.9504 Asia-Pacific 0.0496 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 $2.9 billion $5.5 billion 2008E 2009E Revenue by region ($ millions) Oak Grove Mine Pinnacle Complex Pinnacle Mine Green Ridge Mine AMFIRE Kingwood Brooks Run Welch Enterprise Paramont Dickenson-Russell Callaway Cliffs Natural Resources North America Coal assets Sonoma Cliffs Natural Resources Asia Pacific Asia-Pacific 5% North America 95% Asia-Pacific 4% North America 96% Source: Company data

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995 A number of the matters discussed in this document are not historical or current facts and deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the new company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs' and Alpha's respective reports filed with the SEC, including the joint proxy statement/prospectus filed with the SEC on August 12, 2008, and each company's annual report on Form 10-K for the year ended December 31, 2007. This document speaks only as of its date, and Cleveland-Cliffs disclaims any duty to update the information herein. Additional Information and Where to Find It In connection with the proposed transaction with Alpha, a registration statement on Form S-4 has been filed with the SEC. CLEVELAND-CLIFFS AND ALPHA SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. In connection with the proposed control share acquisition, Cleveland-Cliffs has filed a definitive proxy statement with the SEC. SHAREHOLDERS OF CLEVELAND-CLIFFS ARE ENCOURAGED TO READ THE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED CONTROL SHARE ACQUISITION. The final joint proxy statement/prospectus will be mailed to shareholders of Cleveland-Cliffs and stockholders of Alpha. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700, or from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410. Participants in Solicitation Cleveland-Cliffs and Alpha and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cleveland-Cliffs' participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs' 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Alpha's participants is set forth in the proxy statement, dated April 2, 2008, for Alpha's 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Cleveland-Cliffs and Alpha in the solicitation of proxies in respect of the proposed merger and the control share acquisition are included in the registration statement and joint proxy statement/prospectus, the preliminary proxy statement and other relevant materials to be filed with the SEC when they become available.

Control Share Acquisition Presentation Cleveland-Cliffs Inc